

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via U.S. Mail
Mohamed Ayad, Chief Executive Officer
iSoft International Inc.
1 Ahmed Kamal St., Sidi Gaber
Alexandria 21311
EGYPT

> **Re: iSoft International Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2011**
> **File No. 333-174443**

Dear Mr. Ayad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note the following disclosure on page 12: "We do not have an arrangement to place the proceeds from this offering in an escrow, trust, or similar account. Any funds raised from the offering will be immediately available to us for our immediate use." Please revise your cover page to state that you have not made any arrangements to place the funds in an escrow, trust, or similar account, and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

2.   You indicate here and on page 3 that the offering will commence promptly upon effectiveness of the registration statement and will continue for 180 days, unless the 180-day period (i) is terminated earlier than 180 days "at the discretion of [y]our management" or (ii) is extended for up to an additional 90 days. Your disclosure on pages 12 and 13 relating to the duration of the offering, however, does not refer to the possibility that the offering may be terminated before the end of the 180-day period.

Mohamed Ayad
iSoft International Inc.
June 20, 2011
Page 2

> Please revise your disclosure as appropriate to ensure that you describe the duration of the offering accurately and consistently.

3.   The filing refers several times to your "officers" and "directors." Please revise such references to reflect, if accurate, that one person serves as the company's sole officer and director, as disclosed on page 7.

Risk Factors

"We intend to become subject to the periodic reporting requirements…," page 9

4.   We note your statement that you are unable to predict accurately at this time the costs you will incur for your auditors and legal counsel in connection with the reporting requirements that will apply to the company upon effectiveness of the registration statement. It appears, however, from your use of proceeds disclosure that you have in fact estimated your public reporting expenses for the 12 months following completion of the offering. Please revise or advise as appropriate.

Information With Respect to the Registrant

The Market, page 19

5.   With respect to all third-party statements in your prospectus, including the industry and market data from the Entertainment Software Association and the NPD Group, please supplementally provide us with the relevant portions of such publications. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please ensure that you disclose the publication date for each such source, and tell us whether any of these sources were prepared for you.

Plan of Operation, page 28

6.   The disclosure in this section should appear beneath the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, please ensure that the disclosure in this section satisfies all of the requirements of Item 303 of Regulation S-K, as modified by paragraph (d) for smaller reporting companies. See Q&A 110.01 of our Compliance and Disclosure Interpretations on Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Liquidity and Capital Resources, page 32

7.   Given your disclosure indicating that currently-available capital resources are insufficient to fund planned operations for the next twelve months, please revise to disclose the minimum period of time that you expect to be able to conduct planned operations using currently-available resources.

Certain Relationships and Related Transactions, page 36

8.   Note 5 to the financial statements discloses that your sole officer and director provides the company with office space free of charge. Please provide all information called for by Item 404(d) of Regulation S-K with respect to this related-person transaction, or advise why you believe no such disclosure is required.

Signatures, page II-6

9.   Please revise the title block for the individual signature at the bottom of this page to indicate that in addition to being a director, Mr. Ayad is your Principal Executive, Financial and Accounting Officer, as indicated in the title block for the signature of the registrant at the top of this page. Refer to Instruction 1 to "Signatures" of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3483 with any questions. If you thereafter need assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

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        Thomas E. Puzzo
        Law Offices of Thomas E. Puzzo, PLLC